EXHIBIT 12
Regions Financial Corporation
Computation of Ratio of Earnings to Fixed Charges
(from continuing operations)
(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2018	2017	2018	2017
	(Dollars in millions)
Excluding Interest on Deposits
Income from continuing operations before income taxes	$467	$449	$1,009	$869
Fixed charges excluding preferred stock dividends	94	65	180	129
Income for computation excluding interest on deposits	561	514	1,189	998
Interest expense excluding interest on deposits	79	52	152	102
One-third of rent expense	15	13	28	27
Preferred stock dividends	16	16	32	32
Fixed charges including preferred stock dividends	110	81	212	161
Ratio of earnings to fixed charges, excluding interest on deposits	5.12x	6.35x	5.62x	6.21x
Including Interest on Deposits
Income from continuing operations before income taxes	$467	$449	$1,009	$869
Fixed charges excluding preferred stock dividends	151	102	286	201
Income for computation including interest on deposits	618	551	1,295	1,070
Interest expense including interest on deposits	136	89	258	174
One-third of rent expense	15	13	28	27
Preferred stock dividends	16	16	32	32
Fixed charges including preferred stock dividends	167	118	318	233
Ratio of earnings to fixed charges, including interest on deposits	3.72x	4.66x	4.08x	4.60x